GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2003	2002
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents (note 5(a))	$28,551,268	$14,489,637
Amounts receivable	165,871	185,635
Prepaid expenses (note 7)	495,294	670,623
	29,212,433	15,345,895
Reclamation deposits (note 5(a))	68,744	7,500
Equipment (note 4)	-	-
Mineral property interests (note 5)	24,647,341	5,878,351
	$53,928,518	$21,231,746

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (note 5(a))	$17,855,119	$2,188,842

Shareholders' equity
Share capital (note 6)	92,563,504	66,757,818
Contributed surplus (note 6(i))	1,126,103	669,627
Deficit	(57,616,208)	(48,384,541)
	36,073,399	19,042,904
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
Subsequent events (notes 5(b) and 6(c))
Income taxes (note 8)
	$53,928,518	$21,231,746

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Expenses
Conference and travel	$83,855	$25,224	$261,441	$42,563
Corporate capital taxes	-	(18)	-	2,779
Depreciation	-	411	-	1,233
Exploration (schedule)	2,494,169	60,707	6,313,498	489,957
Financial advisory and finders' fees	217,912	-	1,341,148	-
Foreign exchange	84,050	(136,619)	420,169	(54,422)
Interest and other	(81,421)	(76,631)	(683,182)	(147,759)
Legal, accounting and audit	39,343	73,010	159,995	154,384
Office and administration (note 6(c))	404,813	94,445	1,000,276	311,611
Shareholder communications	44,997	24,586	217,127	95,040
Trust and filing	156,536	5,427	201,195	38,051

Loss for the period	$(3,444,254)	$(70,542)	$(9,231,667)	$(933,437)

Basic and diluted loss per share	$(0.05)	$(0.00)	$(0.16)	$(0.02)

Weighted average number of
common shares outstanding	62,737,950	46,763,500	57,610,013	42,792,048

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
			Nine months ended September 30
			2003	2002
Deficit, beginning of period			$(48,384,541)	$(42,865,452)
Loss for the period			(9,231,667)	(933,437)

Deficit, end of the period			$(57,616,208)	$(43,798,889)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for)	2003	2002	2003	2002

Operating activities
Loss for the period	$(3,444,254)	$(70,542)	$(9,231,667)	$(933,437)
Items not involving cash
Depreciation	-	411	-	1,782
Share-based compensation expense	230,963	-	456,476	-
Changes in non-cash working capital
Amounts receivable	(40,338)	4,548	19,764	(60,211)
Prepaid expenses	159,468	(36,459)	175,329	(1,619,627)
Accounts payable and accrued liabilities	(759,795)	(198,034)	(988,297)	5,163
	(3,853,956)	(300,076)	(9,568,395)	(2,606,330)

Investing activities
Short-term investments	-	-	-	5,046,267
Reclamation deposits	-	-	(61,244)	-

Sales of securities, included within
accounts payable and accrued liabilities (note 5(a))	16,654,574	-	16,654,574	-
Mineral property acquistion costs	-	-	(2,768,990)	-
	16,654,574	-	13,824,340	5,046,267

Financing activities
Common shares and warrants issued for cash,
net of issue costs	177,050	210,015	9,805,686	10,790,423
Increase (decrease) in cash and equivalents	12,977,668	(90,061)	14,061,631	13,230,360
Cash and equivalents, beginning of period	15,573,600	14,754,886	14,489,637	1,434,465

Cash and equivalents, end of period	$28,551,268	$14,664,825	$28,551,268	$14,664,825

Supplementary information
Taxes paid			$-	$2,779
Non-cash financing and investing activities
Shares and warrants issued for property option agreement (note 5(b))			$16,000,000	$–

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Burnstone	Ivanhoe	Other	Total

Cumulative expenditures, December 31, 2001	–	20,705,747	19,421	20,725,168
Exploration expenses during 2002
Assays and analysis	215	897	–	1,112
Drilling	–	4,241	–	4,241
Engineering	161,267	92,769	–	254,036
Environmental, socio-economic and land fees	15,354	333,428	537	349,319
Equipment rentals and leases	1,609	7,469	–	9,078
Exploration option payments	2,094,760	–	–	2,094,760
Exploration option payments received	–	–	(50,000)	(50,000)
Geological	253,699	168,525	–	422,224
Graphics	3,033	32,516	–	35,549
Reclamation	–	83,288	–	83,288
Site activities	46,963	78,096	–	125,059
Transportation	13,926	27,793	–	41,719
Incurred during 2002 (audited)	2,590,826	829,022	(49,463)	3,370,385
Cumulative expenditures, December 31, 2002	2,590,826	21,534,769	(30,042)	24,095,553
Exploration expenses during 2003
Assays and analysis	108,701	2,156	425	111,282
Drilling	3,861,079	–	–	3,861,079
Engineering (note 6(c))	406,866	26,073	–	432,939
Environmental, socio-economic and land (note 6(c))	14,825	79,791	–	94,616
Geological (note 6(c))	1,079,554	39,611	26,629	1,145,794
Graphics	31,041	2,491	–	33,532
Property fees and exploration option payments	6,006	196,753	1,454	204,213
Site activities	215,315	36,926	492	252,733
Transportation	167,939	9,371	–	177,310
Incurred year-to-date 2003 (unaudited)	5,891,326	393,172	29,000	6,313,498
Cumulative expenditures, September 30, 2003	$8,482,152	$21,927,941	$(1,042)	$30,409,051

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

1.

Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company’s principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

2.

Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)

Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits Reclamation deposits are recorded at cost.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(d)

Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)

Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)

Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)

Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(i)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

(j)

Fair value of financial instruments

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash share-based compensation and warrants. Actual results could differ from these estimates.

(l)

Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 9. Other than exploration expenses, substantially all of the Company’s net expenses are incurred in Canada.

(m)

Share-based compensation (see also note 3(n))

The Company has a share option plan which is described in note 6(c). The Company accounts for all non-cash share-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

Under the fair value based method, share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

No compensation cost is required to be recorded for all other non-cash share-based employee compensation awards. Consideration paid by employees upon the exercise of share options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash share-based compensation awards (note 6(c)).

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(n)	Change in Accounting Policy – Share-Based Compensation

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for share-based compensation and other share-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash share-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented (note 6(c)).

Prior to the adoption of the new standard, no compensation expense was recorded for the Company's share-based incentive plans when the options were granted. Any consideration paid by those exercising share options was credited to share capital upon receipt.

The new Recommendations were applied prospectively. The adoption of this new standard resulted in no changes to amounts previously reported.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(o)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(p)	Comparative figures Certain of the prior periods’ comparative figures have been restated to conform with the presentation adopted for the current period.

4.	Equipment

	September 30, 2003			December 31, 2002
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Computer	$127,795	$127,795	$–	$127,795	$127,795	$–
Field	349,631	349,631	–	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$778,104	$778,104	$–	$778,104	$778,104	$–

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

5.	Mineral property interests

		September 30,	December 31,
	Mineral Property Acquisition Costs, net	2003	2002

	Ivanhoe Property (note 5(a))
	Balance, beginning of the period	$3,945,348	$5,583,348
	Incurred during the period	–	295,000
	Estimated fair value of Hecla Warrants received	–	(1,933,000)
	Balance, end of the period	3,945,348	3,945,348

	Hecla Warrants (note 5(a))
	Balance, beginning of the period	1,933,000	–
	Estimated fair value of Hecla Warrants received	–	1,933,000
	Balance, end of the period	–	1,933,000

	Ivanhoe Property	5,878,348	5,878,348

	Burnstone Gold Property (note 5(b))	18,768,991	1
	Casino Property (note 5(c))	1	1
	Kirkland Lake Property (note 5(d))	1	1
	Bissett Creek Property (note 5(e))	–	–

		$24,647,341	$5,878,351

(a)

Ivanhoe Property
Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million, while Cornucopia acquired the remaining 25% interest. The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia’s reclamation obligations under the agreement. Newmont has managed and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

Ownership of, and further expenditures on, the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly-owned subsidiary of Cornucopia. In addition, the Company assumed Cornucopia’s reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next three years:

	Total Reclamation	The Company's 25%
Year	Costs	Share
2003	US$ 25,042	US$ 6,260
2004	25,042	6,260
2005	161,042	40,261
	US$ 211,126	US$ 52,781

During 2000, 2001 and 2002, US$51,992, US$19,828 and US$4,996 respectively was paid to Newmont for the Company’s 25% share of actual reclamation costs incurred. US$52,781 ($83,288) was accrued at December 31, 2002 and is included in current liabilities. US$909 was paid to Newmont during the nine months ended September 30, 2003 for the Company’s 25% share of actual reclamation costs incurred.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company’s Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (2 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to September 30, 2003).

Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of the Hecla Warrants, or the sale of the shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized.

Based on the September 30, 2003 closing price of Hecla shares on the NYSE of US$5.24, the fair value of the Hecla Warrants at September 30, 2003 was estimated to be $4,391,000.

Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to September 30, 2003) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 (based on the same assumptions stated in note 6(c)) and has been included in the cost of the Ivanhoe Property.

Hecla has commenced engineering and permitting work to facilitate an underground development program. Upon receipt of applicable permits, Hecla is expected to complete the Stage 1 underground development, drilling, and prefeasibility program estimated in the Earn-in Agreement at US$10.3 million, in approximately 12 months. To vest its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the following 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

A sliding scale Purchase Price Royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at September 30, 2003 the Company has posted a total of US$68,744 in reclamation deposits with the Bureau of Land Management ("BLM") comprised of US$41,200 ($64,244), posted in February 2003, in addition to US$3,000 ($4,500) posted in previous periods, in respect of exploration drilling on certain areas of the Ivanhoe Property. These reclamation deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

On August 26, 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") to acquire a 70% interest in the Golden Cloud Property, located in Elko County, Nevada. The Golden Cloud Property lies on the eastern margin of the Northern Nevada Rift system at its intersection with the Carlin Trend and is contiguous with the southern boundary of the Ivanhoe claim block.

The Company can earn a 70% interest in the property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of drilling, making cash payments totalling US$400,000 to Atna, and by assuming underlying option and property maintenance payments. Upon fulfilling the earn-in requirements, the Company and Atna would form a 70/30 joint venture for further exploration and development of the property.

During the quarter, securities sales amounting to approximately $16.6 million have been included in accounts payable and accrued liabilities while the proceeds from such sales have been recorded in cash. When these positions are closed out in subsequent periods, security purchases will be charged against these securities sales, resulting in a reduction in accounts payable and accrued liabilities and in the amount recorded for Ivanhoe in mineral property interests. Any gain in excess of the amount recorded for the Ivanhoe Property will be recorded in the statement of operations as a gain on sale of securities.

(b)

Burnstone Gold Property
Republic of South Africa ("RSA")

On November 5, 2002, the Company entered into an Option Agreement ("the Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 100% interest in the Burnstone Gold Property covering approximately 265 square kilometres of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory mandated Historically Disadvantaged South Africans ("HDSA") Ownership Target ranging from 15% to 26%.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter would acquire a 20% interest in the Burnstone project subject to certain conditions, which were required to be completed by March 31, 2003. Tranter would then maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31 and the agreement expired, however Southgold and Tranter are working together, along with Great Basin, to extend or modify the agreement on mutually acceptable terms and conditions.

Upon signing the Option Agreement in November 2002, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (which was undertaken

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

and completed). Pursuant to the Option Agreement, the Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold’s shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on the TSX Venture Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

On exercise of tranche one on April 30, 2003 (which has been completed), the Company acquired 49% of the outstanding common shares of Southgold (providing it exercises tranche two) for payments totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The exercise of tranche one was accounted for as follows:

Issuance of 10 million common shares	$13,800,000
Issuance of 5 million share purchase warrants	2,200,000
Cash	2,768,990
Charged to mineral property interests	$18,768,990

A finder’s fee of approximately 2% is payable, to a maximum of US$1 million, as the Company acquires Southgold and makes expenditures on the Burnstone Property. To September 30, 2003, $1,174,000 of this finder's fee has been paid. Two directors which were nominated by Southgold shareholders, namely Mr. Robert G. Still and Mr. Sipho Nkosi, have been duly appointed to the Board of Directors of Great Basin.

The remaining 51% of Southgold can be acquired by a second tranche of payments, on or before January 31, 2004, of 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, the Company can make 50% of the tranche two payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold’s shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

On October 10, 2003, subsequent to the quarter end, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totalling 11,563 hectares which comprises the core of the Burnstone Property, for 35 million South African Rand ("ZAR") plus value added tax ("VAT"). The Company agreed to, and in November 2003 did, fund Southgold's purchase of these rights by way of a cash payment in the amount of ZAR 38,190,000. Additional consideration for the purchase of these mineral rights consists of a net smelter royalty, ranging from 1% to 2% (tiered to the gold price), payable to GFL. Current draft South African legislation

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

proposes the abolition of private mineral title and, by extension, private royalties. Under the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate adaptations to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(c)

Casino Property
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect the Company’s intention to defer work on the property pending a sustained recovery in metal prices.

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange") and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS was not listed by December 31, 2002, CRS was obligated to pay to Great Basin $50,000 plus applicable taxes, in lieu of the warrants, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. Accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company subsequent to September 30, 2003.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

(d)

Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the Kirkland Lake property in good standing.

(e)

Bissett Creek Property
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written off.

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm’s length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. Under the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the required royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default of the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm’s length purchaser. In December 2001, the property was returned to the original owner and was written off, as the Company believed that the claim was without merit. In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser. Under the agreement, the Purchaser dismissed the action and agreed to return all the documents related to the property.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital

(a)	Authorized share capital The Company’s authorized share capital consists of 200,000,000 common shares without par value.

(b)	Issued and outstanding common shares

		Number of
		Shares	Amount
	Balance, December 31, 2001	38,182,137	$55,953,415
	Issued during 2002:
	Share purchase options exercised (note 6(c))	179,900	156,018
	Share purchase warrants exercised (note 6(e))	2,007,000	2,007,000
	Agent's share purchase options exercised (note 6(e))	500,000	500,000
	Agent's share purchase warrants exercised (note 6(e))	250,000	250,000
	Private placement, May 2002, net of issue costs (note 6(f))	5,616,612	7,700,570
	Private placement, August 2002, net of issue costs (note 6(g))	125,715	190,815
	Balance, December 31, 2002	46,861,364	66,757,818
	Share purchase options exercised (note 6(c))	354,300	376,355
	Share purchase warrants exercised (note 6(h))	7,000	12,600
	Private placement, January 2003, net of issue costs (note 6(h))	5,600,000	9,416,731
	Shares and warrants issued for property, May 2003 (note 5(b))	10,000,000	16,000,000
	Balance, September 30, 2003	62,822,664	$92,563,504

(c)

Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 9,800,000 common shares, of which 8,163,300 were outstanding at September 30, 2003. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the Toronto Stock Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

The continuity of share purchase options is:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2001	$0.95	2,711,900	3.74
Granted*	$1.44	4,174,800
Exercised	$0.87	(179,900)
Expired or cancelled	$1.68	(56,700)
Balance, December 31, 2002	$1.24	6,650,100	2.38
Granted	$1.53	1,867,500
Exercised	$1.06	(354,300)
Balance, September 30, 2003	$1.31	8,163,300	1.97

* 725,500 of non-employee share options which were granted on May 24, 2002, exercisable at $1.70 per share, were repriced to $1.17 per share on December 11, 2002, with no change to the expiry date.

As at September 30, 2003, 8,102,300 of the options outstanding had vested with optionees.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the nine months ended September 30, 2003 have been reflected in the statement of operations as follows:

Exploration
Engineering	8,277
Environmental, socioeconomic and land	4,393
Geological	117,664
130,334
Office and administration	326,142
Total compensation cost recognized in operations,
credited to contributed surplus	$456,476

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share would have been as follows:

			Diluted
		Basic loss	loss per
Nine months ended September 30, 2003	Loss	per share	share
As reported	$(9,231,667)	$(0.16)	$(0.16)
Estimated fair value of non-cash share-based
compensation to directors, officers and employees	(726,877)	(0.01)	(0.01)
Pro forma	$(9,958,544)	$(0.17)	$(0.17)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2 years
Expected volatility	50%
Expected dividends	nil

Summary of the options outstanding at September 30, 2003 is as follows:

	Option	Number of
Expiry date	price	options
November 21, 2003	$0.63	50,000
December 27, 2003	$0.75	5,000
December 30, 2003	$1.70	2,099,300
December 30, 2003	$1.17	543,000
January 10, 2006	$0.96	2,030,000
January 10, 2006	$0.63	300,000
December 20, 2004	$1.17	203,000
December 20, 2007	$1.17	1,072,000
January 31, 2005	$1.80	300,000
May 8, 2005	$1.36	6,500
July 29, 2005	$1.32	424,500
July 29, 2005	$1.50	1,000,000
July 29, 2005	$1.70	30,000
September 8, 2005	$1.97	100,000
Average option price and totals	$1.31	8,163,300

Subsequent to September 30, 2003, 1,374,200 options were exercised for proceeds of $1,832,605.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(d)	Share purchase warrants The continuity of share purchase warrants is:

Financial
Statement Note
Reference	6(e)	6(f)	6(g)	5(a)	6(h)(i)	5(b)

Note below			(ii)		(iii)	(i)
Expiry date	March 15,	June 3,	Dec. 27,	August 2,	Jan. 31,	April 30,
	2002	2003	2003	2004	2004	2004
Exercise price	$1.00	$1.65	$1.85	$1.55	$1.80	US $0.75	TOTAL
Balance
Dec. 31, 2001	2,500,000	–	–	–	–	–	2,500,000
Issued	–	5,616,612	125,715	1,000,000	–	–	6,742,327
Exercised	(2,007,000)	–	–	–	–	–	(2,007,000)
Expired	(493,000)	–	–	–	–	–	(493,000)
Balance
Dec. 31, 2002	–	5,616,612	125,715	1,000,000	–	–	6,742,327
Issued	–	–	–	–	2,800,000	5,000,000	7,800,000
Exercised	–	–	–	–	(7,000)	–	(7,000)
Expired	–	(5,616,612)	–	–	–	–	(5,616,612)
Balance
Sept. 30, 2003	–	–	125,715	1,000,000	2,793,000	5,000,000	8,918,715

	(i)	Subsequent to September 30, 2003, 2,000,000 of these warrants were exercised.
	(ii)	Subsequent to September 30, 2003, 23,047 of these warrants were exercised.
	(iii)	Subsequent to September 30, 2003, 21,800 of these warrants were exercised.

(e)

Special warrant private placement, August 2000

On August 9, 2000, the Company entered into a financing agreement with Loewen Ondaatje McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement consisted of 5,000,000 special warrants at $2.00 per special warrant. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent’s share purchase options and 250,000 agent’s share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company’s shares traded for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent’s options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(f)

Private placement financing, May 2002

On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the shares have a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants will be subject to a 45 day accelerated expiry. At June 30, 2003 the 5,616,612 warrants expired unexercised.

(g)

Private placement financing, August 2002

On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange at or above $2.78 for ten consecutive trading days.

(h)	Private placement financing, January 2003

(i)
On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant is exercisable into one common share at $1.80 per common share until January 30, 2004.

(ii)
The Company granted an option to purchase 336,000 units at $1.80 until January 30, 2004 to the agents for this private placement. Each unit is comprised of one common share and one half of a common share purchase warrant. Each full common share purchase warrant will be exercisable into one common share at $1.80 per common share until January 30, 2004.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

(i)	Contributed surplus

	Balance, December 31, 2001 and 2000	$–
	Changes during 2002:
	Non-cash share-based compensation to non-employees (note 6(c))	374,627
	Great Basin Warrants issued pursuant to Hecla Earn-in Agreement,
	August 2002 (note 5(a))	295,000
	Contributed surplus, December 31, 2002	669,627
	Changes during 2003:
	Non-cash share-based compensation to non-employees (note 6(c))	456,476
	Contributed surplus, September 30, 2003	$1,126,103

7.	Related party balances and transactions

Prepaid expenses	September 30	December 31
	2003	2002
Hunter Dickinson Inc. (a)	$386,950	$694,846
Hunter Dickinson Group Inc. (a)	(7,790)	(43,153)
Other prepaid expenses	116,134	18,930
	$495,294	$670,623

Reimbursement for third party expenses and
services rendered	Nine months ended September 30,
	2003	2002
Hunter Dickinson Inc. (a)	$1,438,856	$463,382
Hunter Dickinson Group Inc. (a)	17,760	17,735

(a)
Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)
Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets. Prepaid balances arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

8.

Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

The company acquired 49% of Southgold upon exercise of tranche one on April 30, 2003 provided the company exercises tranche two on or before January 31, 2004 or otherwise provided and disclosed in note 5(b). As of the date of these financial statements, the Company has yet to decide to exercise tranche two. Accordingly no future income tax liability has been recorded as a result of the exercise of tranche one on April 30, 2003.

At April 30, 2003 and September 30, 2003 the estimated temporary differences were as follows:

		Accounting	Estimated tax
	Item	basis	basis
	Mineral property interests – Burnstone Gold Property	$18,768,991	$1,250,000

9.	Segmented information The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

	September 30,	December 31,
Assets	2003	2002
Canada
Assets excluding mineral property interests	$26,969,179	$15,327,770
Mineral property interests	2	1,933,002
United States
Assets excluding mineral property interests	84,165	7,500
Mineral property interests	5,878,348	3,945,348
Republic of South Africa
Assets excluding mineral property interests	2,227,833	18,125
Mineral property interests	18,768,991	1
Total assets	$53,928,518	$21,231,746

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. “Exchange Issuer” means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

-	a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

-	a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

-	income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states “enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage.”

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent’s prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading “miscellaneous” or “other” in the cost breakdown; the total for “miscellaneous” should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.
Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission’s Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff’s view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.	Related party transactions Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.	Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees”,) exercise price and expiry date.

4.	Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b) number and recorded value for shares issued and outstanding,

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5.	List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.	General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer’s business, current financial results, position and future prospects.
	(b)	Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
	(c)	For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
	(d)	The discussion must be factual, balanced and non-promotional.
	(e)	Where the discussion relates to a mineral project, as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects,” the disclosure must comply with NI 43-101.

2.	Description of Business
Provide a brief description of the issuer’s business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition
Provide a meaningful discussion and analysis of the issuer’s operations for the current year-to-date period presented in the financial statements. Discuss the issuer’s financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management’s discussion and analysis of the issuer’s operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

	(a)	expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
	(b)	acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
	(c)	acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
	(d)	material write-off or write-down of assets;
	(e)	transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
	(f)	material contracts or commitments;
	(g)	material variances between the issuer’s financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
	(h)	material terms of any existing third party investor relations arrangements or contracts including:
		i.	the name of the person;
		ii.	the amount paid during the reporting period; and
		iii.	the services provided during the reporting period;
	(i)	legal proceedings;
	(j)	contingent liabilities;
	(k)	default under debt or other contractual obligations;
	(l)	a breach of corporate, securities or other laws, or of an issuer’s listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
	(m)	regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
	(n)	management changes; or
	(o)	special resolutions passed by shareholders.

4.	Subsequent Events Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.	Financings, Principal Purposes and Milestones
	(a)	In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
	(b)	Explain any material variances and the impact, if any, on the issuer’s ability to achieve previously disclosed objectives and milestones.

6.	Liquidity and Solvency Discuss the issuer’s working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS		DATE OF REPORT
NAME OF ISSUER	FOR QUARTER ENDED	YY	MM	DD
GREAT BASIN GOLD LTD.	September 30, 2003	2003	NOV	26

ISSUER ADDRESS
1020 – 800 WEST PENDER STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365

CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PAUL MANN		CORPORATE CONTROLLER		604-684-6365

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@hdgold.com		www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ RONALD W. THIESSEN	RONALD W. THIESSEN	YY	MM	DD
		2003	NOV	26

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ JEFFREY R. MASON	JEFFREY R. MASON	YY	MM	DD
		2003	NOV	26

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS See Consolidated Financial Statements SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs: See Consolidated Schedule of Exploration Expenses.

2.	Related party transactions: See Schedule A, note 7.

3.	Summary of securities issued and options granted during the period:

(a) Summary of securities issued during the period:

			Number of		Total	Type of	Commission paid
Date of Issue	Type of Security	Type of Issue	Shares	Price ($)	proceeds ($)	Consideration	($)/in kind
July 1, 2003	Common shares	Exercise of options	6,900	1.17	8,073	Cash	-
July 3, 2003	Common shares	Exercise of options	8,100	1.17	9,477	Cash	-
July 10, 2003	Common shares	Exercise of options	13,000	1.17	15,210	Cash	-
July 23, 2003	Common shares	Exercise of options	1,000	0.55	550	Cash	-
July 28, 2003	Common shares	Exercise of options	10,000	1.17	11,700	Cash	-
Sept. 3, 2003	Common shares	Exercise of options	35,000	1.17	40,950	Cash	-
Sept. 4, 2003	Common shares	Exercise of options	10,000	1.17	11,700	Cash	-
Sept. 8, 2003	Common shares	Exercise of options	10,000	1.17	11,700	Cash	-
Sept. 9, 2003	Common shares	Exercise of warrants	7,000	1.80	12,600	Cash	-
Sept. 10, 2003	Common shares	Exercise of options	10,000	1.70	17,000	Cash	-
Sept. 12, 2003	Common shares	Exercise of options	10,000	1.17	11,700	Cash	-
Sept. 17, 2003	Common shares	Exercise of options	15,000	1.17	17,550	Cash	-
Sept. 23, 2003	Common shares	Exercise of options	6,500	1.36	8,840	Cash	-

(b)	Summary of stock options granted during the period:

Name of
Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
Directors	July 4, 2003	200,000	1.32	July 29, 2005
Consultants	July 4, 2003	224,500	1.32	July 29, 2005
Directors	July 17, 2003	875,000	1.50	July 29, 2005
Consultant	July 17, 2003	125,000	1.50	July 29, 2005
Consultant	August 1, 2003	30,000	1.70	July 29, 2005
Consultant	Sept. 2, 2003	100,000	1.97	Sept. 8, 2005

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

4.	Summary of securities as at the end of the period:

	(a)	Authorized capital: 200,000,000 common shares without par value
	(b)	Shares issued: 62,822,664 common shares without par value
	(c)	Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	50,000	0.63	November 21, 2003
Options	5,000	0.75	December 27, 2003
Options	2,099,300	1.70	December 30, 2003
Options	543,000	1.17	December 30, 2003
Options	2,030,000	0.96	January 10, 2006
Options	300,000	0.63	January 10, 2006
Options	203,000	1.17	December 20, 2004
Options	1,072,000	1.17	December 20, 2007
Options	300,000	1.80	January 31, 2005
Options	6,500	1.36	May 8, 2005
Options	424,500	1.32	July 29, 2005
Options	1,000,000	1.50	July 29, 2005
Options	30,000	1.70	July 29, 2005
Options	100,000	1.97	September 8, 2005
Warrants(1)	125,715	1.85	December 27, 2003
Warrants	1,000,000	1.55	August 2, 2004
Warrants	2,793,000	1.80	January 30, 2004
Warrants(1)	5,000,000	US$0.75	April 30, 2004

(1) Subject to an accelerated expiry under certain conditions – refer to the notes to the financial statements.

	(d)	Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

5.	List of directors:

Robert G. Hunter,	Director, Co-Chairman
Robert A. Dickinson,	Director, Co-Chairman
Ronald W. Thiessen,	Director, President & CEO
Jeffrey R. Mason,	Director, Chief Financial Officer, and Secretary
David J. Copeland,	Director
T. Barry Coughlan,	Director
Scott D. Cousens,	Director
David S. Jennings,	Director
Andrew F.B. Milligan,	Director
Walter T. Segsworth,	Director
Robert G. Still,	Director (appointed August 13, 2003)
Sipho Nkosi,	Director (appointed August 13, 2003)

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently advancing two late-stage projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa. During the quarter, the Company optioned an earlier-stage property, Golden Cloud, located adjacent and to the south of the Ivanhoe Property.

Ivanhoe Property, Nevada, United States of America

Ivanhoe is located in the northeastern part of the Carlin Trend, 80 km from Elko, Nevada. Great Basin’s exploration efforts at the Ivanhoe Property have resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

Through exploration drilling, the Company outlined a significant mineral resource in an area now known as the Hollister Development Block (“HDB”). The HDB constitutes about 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby Hecla can earn up to a 50% working interest in the HDB (see below). Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which has excellent exploration potential. The Company plans further exploration once activities are advanced on the HDB.

Hollister Development Block

On August 2, 2002, Great Basin and New York Stock Exchange-listed Hecla Mining Company finalized Earn-In and Joint Operating Agreements, whereby Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favour of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla will manage the exploration, development and mining operations. Hecla has already commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of applicable permits, Hecla will complete the Stage 1 program in about 12 months. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the following 12 months. A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be about one year from the date of commercial production.

Hecla has submitted its Final Plan of Operations to government agencies. Once permitting has been secured, the underground access program will begin. It is anticipated that this will occur in the first quarter of 2004.

Burnstone Gold Project, Mpumalanga Province, Republic of South Africa

The Burnstone Gold Project is located approximately 80 km southeast of Johannesburg, near the town of Balfour. It lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Property Agreements

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited (“Southgold”) to acquire up to 100% of Southgold (“the Southgold Agreement”). Southgold holds the rights to purchase the Burnstone Gold Project, and any subsequent mining would be subject to government legislation which provides for historically disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin can exercise its option and complete its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches, totalling US$3.25 million (of which US$1.25 million was paid on signing), 21 million shares and 10.5 million share purchase

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

warrants exercisable at US$0.75 for one year from the date of issuance. Exercise of the share purchase warrants is subject to an accelerated expiry provision under certain conditions. Great Basin completed the first tranche of the Southgold acquisition in the second quarter of fiscal 2003. The remaining interest in Southgold can be acquired by a second tranche of payments, made on or before January 31, 2004, consisting of 11 million Great Basin common shares and 5.5 million share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, Great Basin may make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group partner, whereby Tranter could acquire a 20% interest in the Burnstone project subject to certain conditions, which were required to be completed by March 31, 2003. Tranter could maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31 and the agreement expired, but Southgold and Tranter are working together, along with Great Basin, to extend or modify the agreement on mutually acceptable terms and conditions.

Subsequent to the end of the quarter, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex") and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex (“the GFL/Randex mineral rights”) for 35 million South African Rand ("ZAR") plus value added tax. The GFL/Randex mineral rights, totaling 11,563 hectares, comprise the core of the Burnstone Property. Great Basin agreed to, and in November 2003 did, fund Southgold's purchase of these rights by way of a cash payment in the amount of ZAR 38,190,000.

Property Activities

Great Basin commissioned the independent engineering firm of Behre Dolbear & Company to estimate the mineral resource for the Area 1 deposit that was reported in June 2003. Great Basin’s staff and South African consultants compiled new data from drilling during January to April 2003 with historic information, and updated the geological model for the Area 1 deposit. Behre Dolbear’s resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid core hole deflections. Behre Dolbear’s work was done under the supervision of James A. Currie, P. Eng., who is the independent qualified person for the estimate.

MINERAL RESOURCES – AREA 1 GOLD DEPOSIT
CATEGORY	CUT-OFF (CM G/T)	IN-SITU		DILUTED TO 1.0 M WIDTH		CONTAINED OUNCES
		TONNES	GOLD GRADE (G/T)	TONNES	GOLD GRADE (G/T)
MEASURED	300	5,575,000	17.11	15,107,000	6.31	3,066,000
	350	4,664,000	18.47	12,258,000	7.03	2,769,000
	400	3,992,000	19.71	10,275,000	7.66	2,530,000
INDICATED	300	3,153,000	19.58	8,002,000	7.72	1,985,000
	350	2,829,000	20.77	7,071,000	8.31	1,889,000
	400	2,586,000	21.84	6,465,000	8.74	1,815,000
TOTAL	300	8,728,000	18.00	23,109,000	6.80	5,051,000
	350	7,493,000	19.34	19,329,000	7.50	4,658,000
	400	6,578,000	20.55	16,740,000	8.07	4,345,000

Standard accepted practice in South Africa is to present resource estimates at a grade-thickness cut-off over a mining width. The resources at a postulated mining width of 1.0 m width at various cut-offs are tabulated above. As mining widths of 0.8 m have been utilized in Witwatersrand operations, the actual mining width for Area 1 could be narrower. In the Company’s second quarter report, the Area 1 mineral resource was reported for a range of cut-off grades up to 400 cm g/t and in the Company’s fourth quarter 2002 report, an inferred resource was reported at a zero

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

cut-off for Area 2. The Area 1 and Area 2 estimates at the 0 cm g/t cut-off were geologically constrained, and presented to demonstrate the extents of the deposits, not to imply that all of the material could be economically viable to extract. However, since the Area 2 estimate was only presented at a zero cut-off, it cannot be considered a resource at this time.

Great Basin has initiated engineering studies, including cost estimates, for underground development of the Area 1 deposit. The independent firm of Turgis Consulting (Pty) Ltd. is assessing the various development options, including a larger-scale, higher-throughput operation with the potential of increased annual gold production.

Based on preliminary engineering studies for Area 1 and comparisons with other deeper operations, the 350 cm g/t cut-off grade is considered to be a likely scenario. The diluted grade for Area 1 at the 350 cm g/t cut-off is 7.5 g/t, and compares favourably with grades of 6.27 g/t, 8.08 g/t and 4.93 g/t, respectively, for measured mineral resources at Harmony Gold’s operating mines at Evander, Elandskraal and Randfontein (Harmony 2003 Annual Report). The Evander Kimberley Reef deposits are also considerably deeper (1,900 m) than at Area 1, where a significant portion of resource lies at a depth of only 250 m and should allow for lower cost operations.

From January 2003 to the end of the third quarter, Great Basin had carried out approximately 56,000 m of drilling on the Burnstone property, of which about 32,000 m was done in Area 1. Drilling has outlined a 15-km northwest-southeast gold trend that appears to be associated with a large channel system extending across the property. As well, Great Basin’s technical team has recognized that in addition to Area 2 there is an Area 3 and possibly even an Area 4 extending to the southeast. Ongoing drilling is refining and delineating the gold mineralization in Areas 2 and 3 and planning is under way for Area 4.

Area 2 is located three km southeast of Area 1. To the end of the quarter, Great Basin had completed about 19,000 m of drilling in 25 drill holes at Area 2, with visible gold identified in 12 of the holes. Results received include 1.70 g/t over 0.61 m or 104 cm g/t in drill hole SGG061 to 9.9 g/t over 0.5 m or 535 cm g/t in drill hole SGG050. The objective of drilling at Area 2 is to further define and delineate the gold deposit so that a new resource can be estimated and incorporated into the development planning currently underway on Area 1. The Company estimates that an additional 7,000 m of drilling are required to delineate the deposit to allow integration into the overall engineering studies and mine planning with the goal of increasing project production rates and gold output. This drilling was underway throughout the third quarter of 2003.

Area 3, located four km from Area 2, hosts some of the best drill hole intersections on the property. For example, reef intersections in two historic drill holes at Area 3 returned 27 g/t over 0.61 m yielding 1,314 cm g/t in DDH 3090 and 36 g/t over 0.32 m to yield 984 cm g/t in DDH 2985. Three holes, totalling about 2,100 metres, had been drilled by Great Basin at Area 3 to the end of the quarter, with visible gold noted in two of the holes. About 5,000 m of drilling are planned for Area 3 during the current program.

An additional target - Area 4 - has been identified outside of the main gold trend and about two km south of the Area 1 gold deposit. At Area 4, there appears to be a series of stacked conglomerates, the gold-bearing units in the Witwatersrand, within the sedimentary sequence. Of nine historic holes drilled over an area of three km by four km, eight have significant gold values, ranging from 314 to 1,480 cm g/t. Drill testing is planned for this area.

Other Properties

Golden Cloud Property, Nevada, United States of America

On August 26, 2003, Great Basin entered into an agreement with Atna Resources Ltd. ("Atna") to acquire an interest in the Golden Cloud Property, Nevada. The Company can earn a 70% interest in the Golden Cloud Property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of drilling, making cash payments totaling US$400,000 to Atna, and assuming underlying option and property maintenance payments. Once the earn-in requirements have been met, Great Basin and Atna would form a 70/30 joint venture for further exploration and development of the property.

The Golden Cloud Property lies on the eastern margin of the Northern Nevada Rift system at its intersection with the Carlin Trend. The principle exploration target is a bonanza-style epithermal gold deposit. Outcrops of silica sinter and silica replacement bodies with cinnabar mineralization occur within Tertiary volcanic rocks. Gravity and magnetic geophysical anomalies and mineralized fractures and sinter trends suggest northwest and north-northwest trending structures are present that are similar to mineralized structures at the nearby Silver Cloud deposit owned by Placer Dome Inc. and Newmont’s Ken Snyder mine. There is also potential for epithermal mineralization within

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

underlying basement rocks like the high-grade vein systems at Ivanhoe. Geological mapping and sampling was ongoing at site at quarter-end.

Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in Yukon Canada, on which it had conducted exploration in the 1990s. In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd (“CRS”). Pursuant to the Option Agreement (“the Option”), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

CRS made a $50,000 payment, plus applicable taxes, to Great Basin in December 2002 to keep the Option in good standing prior to obtaining a listing on the TSX Venture Exchange (“TSX-V”). In June 2003, CRS listed on the TSX-V under the name Lumina Copper Corporation. Accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005, and these warrants were exercised into common shares and sold by the Company subsequent to September 30, 2003.

Other Corporate Activities

Great Basin has secured listings on two senior exchanges in 2003. On September 3, 2003, Great Basin commenced trading on the Toronto Stock Exchange, under the symbol GBG, following its listing on the American Stock Exchange, under the symbol GBN, in July 2003.

Market Trends

The gold market has improved substantially in 2003, with an average year-to-date gold price of US$356.62/oz. The average gold price in the third quarter was US$363.09/oz - the highest quarterly average since the fourth quarter of 1996.

Financial review

In January 2003, the Company completed a brokered private placement financing, with net proceeds of approximately $9.4 million, to be used primarily to fund the acquisition, exploration and development costs associated with the Burnstone Property, as well as other exploration and general corporate activities. Committed expenditures under the Southgold agreement of US$1.5 million (Cdn$2.1 million) were completed in the second quarter of fiscal 2003, including $0.22 million spent in the fourth quarter of 2002 on the Phase 1 program and $2.0 million spent in the first and second quarters of 2003 on the Phase 2 program.

The Phase 3 program began in June and has included drilling at Areas 1, 2, and 3, and associated assay, geological, and site support and maintenance costs as well as Area 1 engineering studies. The proposed and actual expenditures in 2003 to the end of the third quarter are shown in the table below. There have been revisions to initially proposed programs, and these adjustments are reflected in the tabulation.

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

	Planned	Actual Expenditure
	Expenditure	Year to Date
Activity	(Cdn$ million)	(Cdn$ million)

Drilling and assaying - Phase 2	1.45	1.32
Engineering	0.11	0.16
Geological, geophysical and reporting	0.51	0.36
Site activities and miscellaneous	0.21	0.16
Total Phase 2	2.05	2.00

Drilling and assaying – Phase 3	1.34	1.26
Geological and reporting	0.28	0.28
Engineering and reporting	0.77	0.27
Site activities and miscellaneous	0.17	0.05
Graphics and database	0.04	0.01
Total Phase 3	2.60	1.87

Drilling and assaying – Phase 4	1.24	1.38
Geological and reporting	0.32	0.43
Engineering, environmental and reporting	0.95	0.00
Site activities and miscellaneous	0.46	0.17
Graphics and database	0.29	0.02
Surface rights acquisition	1.78	0.02
Total Phase 4	4.84	2.02
2003 TOTAL	9.49	5.89

At September 30, 2003, Great Basin had a strong working capital position of approximately $11.4 million, as compared to $14.4 million at June 30, 2003, and is debt free. The Company had 62.8 million common shares issued and outstanding.

Results of Operations

Expenses focused on exploration as noted above, in the year to date have totalled $6.3 million, as compared to $1.1 million in the first nine months of fiscal 2002. Costs have been offset by interest and other income of $0.68 million, resulting in a loss of $9.2 million in the year to date. Of the exploration costs in fiscal 2003, $5.89 million has been spent at Burnstone and $0.32 million at Ivanhoe.

Expenses in the third quarter of fiscal 2003 were $3.4 million, as compared to $3.4 million in the previous quarter, and $0.07 million in the third quarter of fiscal 2002. The main expenditure during the third quarter was $2.5 million on exploration, as compared to $1.8 million spent in the previous quarter. At Burnstone, the Phase 3 program was completed and the Phase 4 program got underway. The main exploration expenses during the quarter were $1.4 million for drilling, compared to $1.2 million in the prior quarter; geological costs of $0.43 million, as compared to $0.45 million in the previous quarter, for planning, core logging and supervision of the drilling programs; and costs for site activities of $0.1 million, as compared to $0.07 million in the second quarter, for running the field office and carrying out other support activities associated with the drilling program.

At Ivanhoe, the main costs were environmental, geological, and site activities and mainly associated with support activities related to the Hollister Development Block Joint venture activities, on which Hecla has expended approximately US$1.8 million to date.

Financial advisor and finder’s fees, amounting to $0.22 million, were down from $1.1 million spent in the previous quarter related to the first tranche of payments for the Burnstone property. Other significant costs included office and administration (Q3 – $0.4 million Q2 - $0.2 million), trust and filing fees (Q3 - $0.16 million; Q2 - $0.02 million), and conference and travel costs. Office and administration costs were mainly related to routine administrative activities plus negotiations surrounding the agreement between Southgold and GFL/Randex. A portion of this cost is also related to a mandatory change in the accounting for stock-based compensation (see notes to the financial statements). Trust and filing fees were related to new stock exchange listings. Conference and

GREAT BASIN GOLD LIMITED QUARTER END REPORT SEPTEMBER 30, 2003

travel costs of $0.083 million, as compared to $0.091 million in the previous quarter, were mainly incurred for travel to South Africa.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) is a private management company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 1996. In the third quarter of fiscal 2003, the Company paid HDI $454,466 for these services, as compared to $589,513 in the second quarter.

As at September 30, 2003, Great Basin had prepaid approximately $495,294 (June 30, 2003 - $654,762) for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and other related parties during the year, to evaluate and monitor Hecla’s progress on the Hollister Development Block (Ivanhoe Property); to prepare for and maintain a major underground exploration program on the Burnstone Project; and to advance additional projects such as the Golden Cloud property.